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[LOGO OF WILLKIE FARR & GALLAGHER LLP]

                                                       1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

October 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: iShares Trust
         File Nos. 333-92935, 811-09729
         Post-Effective Amendment No. 103

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"), Post-Effective Amendment No. 103 to the Trust's Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding one new fund to the
Trust: iShares MSCI Kokusai Index Fund (the "Fund").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and will become automatically effective 75 days after the filing, but the Trust expects to submit an acceleration request for an effective date on or about December 1, 2007.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1) Investment Objective and Underlying Index

The underlying index of the Fund is the MSCI Kokusai Index (the "Index"). The Index is designed to measure equity market performance in those countries that MSCI has classified as having developed economies, excluding Japan. As of June 2006, the Index consisted of the following 22 developed market country indices:
Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Index.

(2) Other Changes from Recent Filings

The Fund's description of its investment strategy (i.e., the Fund, using representative sampling, will invest at least 90% of its assets in the securities of the Index or in American Depositary Receipts, Global Depositary Receipts or European Depositary Receipts or other depositary receipts representing securities in the Index) and risk factors are specific to the Fund. The portfolio managers are also specific to the Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 74, filed pursuant to Rule 485(a) on March 23, 2007, relating to the iShares S&P World ex-U.S. Property Index Fund (and the related amendment under Rule 485(b), filed and effective on July 30, 2007).

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information," "Determination of NAV," "Dividends and Distribution," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Management - Investment Adviser," "Management - Code of Ethics," "Management - Administrator, Custodian and Transfer Agent," "Management - Distributor," "Brokerage Transactions," "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information.

                                   * * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, in accordance with Investment Company Act Release No. 13768, we request that the Registration Statement be given selective review.

If you have any questions or comments concerning the Amendment, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
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Benjamin J. Haskin